Third Quarter 2002

R E P O R T   T O   S H A R E H O L D E R S

Scotiabank reports third
quarter results

Third quarter highlights compared to the same period a year ago

•	Net income of $564 million, up $10 million or 2%

•	Earnings per share (diluted) of $1.05, up 1% from $1.04

•	ROE 16.2%, compared to 17.3%

•	Productivity ratio of 51.1%, an improvement from 55.4%

•	Tier 1 capital ratio rose to 9.8%, up 70 basis points

Toronto, August 27, 2002 – Scotiabank’s solid earnings continued into the third quarter of 2002 with net income of $564 million, 2% higher than a year ago. Earnings per share (diluted) were $1.05, an increase of 1% over the third quarter in 2001. Return on equity was 16.2% in the third quarter, versus 17.3% recorded last year.
     For the nine-month period ended July 31, 2002, net income was $1,214 million, compared to $1,603 million one year ago. Earnings per share (diluted) were $2.21, compared to $3.00, while return on equity was 11.7%, down from 17.4%. Excluding charges(1) of $540 million (after tax) in the first quarter related to Argentina, net income for the nine-month period was $1,754 million, up from $1,603 million in the same period a year ago. Related earnings per share (diluted) were $3.26, an increase from $3.00, and ROE was 16.8% versus 17.4%.
“Scotiabank’s broad-based businesses and consistent focus on first rate execution and customer service excellence have enabled us to continue to deliver results within our target range,” said Peter Godsoe, Chairman and CEO. “The mixed	performance of the U.S. economy, along with a crisis of confidence brought on by a series of corporate scandals, has prolonged the difficult credit environment. As a result, we have experienced an increase in non-performing loans as well as specific provisions for credit losses. In this environment, the careful management of our credit portfolios remains a critical priority for us.”
“The unprecedented situation in Argentina continues to take a toll on all Argentines. We are in the final stages of concluding a transaction to resolve the very difficult situation that has faced Scotiabank Quilmes for the last several quarters. We are continuing to work very closely with the Argentine Central Bank and others to complete agreements that are intended to maximize jobs for employees and returns for creditors and depositors. Despite the tragic situation in Argentina, our commitment to our international operations remains as strong as ever. Our long history of global banking experience and our broad, diverse, multinational network are key strengths for us and an important element of our growth strategy.”

(1)	Refer to details of charges related to Argentina on page 17.

Live audio web broadcast of the Bank’s analysts conference call. See page 18 for details	Scotiabank Third Quarter Report 2002 1

Financial Highlights

	As at and for the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31		July 31
(Unaudited)	2002	2002	2001	2002		2001

					Excluding
				As	charges for
				Reported	Argentina(1)

Operating results ($ millions)
Net interest income (TEB(2))	1,733	1,712	1,684	5,241	5,241	4,691
Total revenue (TEB(2))	2,729	2,770	2,738	8,164	8,271	7,773
Provision for credit losses	400	350	325	1,600	1,100	1,075
Non-interest expenses	1,395	1,505	1,518	4,412	4,412	4,172
Net income	564	598	554	1,214	1,754	1,603

Operating measures (%)
Return on equity	16.2 (3)	18.3 (3)	17.3	11.7	16.8	17.4
Productivity ratio	51.1	54.3	55.4	54.0	–	53.7

Balance sheet information ($ millions)
Loans and acceptances	194,710	191,407	181,965
Total assets	299,757	297,137	271,178
Deposits	197,508	195,350	178,474
Common shareholders’ equity	13,359	13,028	12,294
Assets under administration ($ billions)	152	158	168
Assets under management ($ billions)	20	21	19

Balance sheet measures
Tier 1 capital ($ millions)	16,472	16,308	14,793
Total capital ($ millions)	21,063	21,967	20,556
Risk-adjusted assets ($ millions)	168,732	164,538	161,880
Tier 1 capital ratio (%)	9.8	9.9	9.1
Total capital ratio (%)	12.5	13.4	12.7
Specific provision for credit losses as a % of average loans and acceptances	0.82	0.74	0.54	1.12	0.77	0.67

Common share information
Per share ($)
Basic earnings	1.07	1.13	1.05	2.25	3.32	3.04
Diluted earnings	1.05	1.11	1.04	2.21	3.26	3.00
Dividends	0.37	0.37	0.31	1.08	–	0.90
Book value	26.52	25.78	24.48
Share price ($)
High	56.19	55.88	47.75	56.19	–	47.85
Low	44.06	45.20	37.50	44.05	–	37.30
Close	49.25	53.95	45.35
Shares outstanding (thousands)
Average (Basic)	504,755	504,338	501,156	504,468	–	499,801
Average (Diluted)	513,533	513,342	509,383	513,365	–	508,028
End of period	503,790	505,267	502,240
Market capitalization ($ billions)	24.8	27.3	22.8

Valuation measures
Dividend yield (%)	3.0	2.9	2.9	2.9	–	2.8
Market value to book value multiple	1.9	2.1	1.9
Price to earnings multiple (trailing 4 quarters)	14.8	16.3	11.4

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.
(1)	Refer to details of charges related to Argentina, and discussion of earnings measures excluding the Argentine charges, on page 17.
(2)	Tax-equivalent basis.
(3)	Excluding the effect on equity of the Q1, 2002 charges related to Argentina, the ROE for Q3, 2002 was 15.6% and for Q2, 2002, 17.6%.

2     Scotiabank Third Quarter Report 2002

Management’s Discussion and Analysis

Review of Operating Performance

Revenues
Total revenue (on a tax-equivalent basis) for the quarter was $2.7 billion, near the record levels earned in the same quarter of last year and in the previous quarter. Both Domestic and International Banking achieved good revenue growth over the prior year, with a decline in Scotia Capital, principally due to weaker trading activity.

Net interest income
Net interest income (on a tax-equivalent basis) was $1,733 million, up $49 million or 3% from the same quarter a year ago, and $21 million or 1% above last quarter.
     Canadian currency interest profits increased $40 million from the same quarter of last year, primarily due to strong ongoing growth in personal lending. The Bank’s Canadian interest margin remained stable.
     Foreign currency interest profits were largely flat compared to the same quarter a year ago.
     The Bank’s overall interest margin in the third quarter was 2.33%, down from 2.43% in the same quarter a year ago (primarily because of Scotiabank Quilmes), and basically unchanged from 2.34% last quarter.

Other income
The third quarter’s other income was $996 million, a decrease of $58 million from the same quarter a year ago, due to the recognition last year of $82 million of interest on a tax refund and lower revenue this quarter in Scotiabank Quilmes.
This quarter, gains realized on the sale of investment securities were $105 million, mainly from government bonds. These gains represented an increase of $98 million from the same period last year and were up slightly from the prior quarter. Investment banking income this quarter was lower at $239 million due to weaker capital market activities, but remained within the range achieved over the past year. There were moderate increases in the remaining revenue categories.	Expenses
Non-interest expenses fell significantly by $123 million from the same quarter of the prior year and were $110 million below last quarter. Salaries and staff benefits declined $70 million from the prior year as a result of lower stock-based compensation. This quarter, there was an expense recovery of $14 million, an improvement of $61 million from a year ago, when an increase in the Bank’s share price had caused an expense of $47 million. As well, the devaluation of the Argentine peso resulted in lower expenses in Scotiabank Quilmes.
     There were moderate variances in the remaining categories and, overall, the Bank’s expenses remain well controlled. The productivity ratio – non-interest expenses as a percentage of total revenues – continues to lead the Canadian industry at 51.1% for the quarter.

Non-controlling interest
On April 30, 2002, a subsidiary of the Bank issued securities termed Scotiabank Trust Securities (“Scotia BaTS II”). Upon consolidation with the Bank, these securities are recorded as non-controlling interest and accordingly, the yield payable on these securities is deducted from the Bank’s income. Due mainly to the issuance of these securities, the non-controlling interest in net income of subsidiaries reduced the Bank’s income by an additional $18 million compared to the same quarter a year ago. This higher cost will be offset by a reduction in preferred dividends as certain preferred shares are redeemed over the next three quarters.

Risk management
The Bank’s key risk management policies and practices have not changed significantly from those described on pages 28 to 34 of the 2001 Annual Report.

Credit risk
As in the past few quarters, credit quality in the Bank’s Canadian loan portfolios remained strong in retail and

Forward-looking statements This document includes forward-looking statements about objectives, strategies and expected financial results. Such forward-looking statements are inherently subject to risks and uncertainties beyond the Bank’s control, including, but not limited to, economic and financial conditions in Canada and globally, regulatory developments in Canada and elsewhere, technological developments and competition. A substantial amount of the Bank’s business involves making loans or otherwise committing its resources to specific large companies, industries or in specific countries or areas of the world. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on such statements. The information contained in this document should be read in conjunction with the more comprehensive information filed by the Bank with the Ontario Securities Commission and with the U.S. Securities and Exchange Commission. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Scotiabank Third Quarter Report 2002     3

stable in commercial. Credit conditions in international, excluding Argentina, were also generally stable. There has been some market uncertainty around Brazilian country risk given the potential political developments. However, the Bank’s Brazilian exposure is almost entirely limited to government bonds and trade finance, and is being carefully managed.
     In Scotia Capital’s U.S. operations, conditions were more difficult than previously expected, with particular weakness in the telecommunications sector. As well, like many other financial institutions, the Bank was affected by the well-publicized financial irregularities of several U.S. borrowers. A combination of these factors led to an increase in net impaired loans to $1,019 million, from $515 million at the end of the previous quarter, and $395 million last year (excluding Argentina, net impaired loans were $751 million as at July 31, 2002).
     The specific provision for credit losses also rose to $400 million, an increase of $50 million over last quarter, and $150 million above the same quarter last year, with the largest component being higher provisions in the U.S. Credit conditions are expected to remain challenging in the fourth quarter.

Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. For the Bank’s combined trading activities, the average 10-day VaR for the third quarter of 2002 was $29.3 million, compared to $24.2 million for the second quarter of 2002. Most risk factors improved quarter over quarter, however, these were more than offset by a lower benefit from diversification.
     The average daily trading revenue for the third quarter of 2002 was $2.8 million, compared to $3.3 million in the second quarter of 2002. Trading revenue was positive on more than 90% of the days in the third quarter and no single day loss exceeded the one-day VaR.

Liquidity risk
The Bank’s management of liquidity risk includes maintaining holdings of liquid assets and diversifying its funding sources. Liquid assets were $68 billion (23% of total assets) at the end of the third quarter 2002, compared to $63 billion (22% of total assets) at October 31, 2001.
     The Bank pledges assets to support certain of its activities; the majority of the assets pledged relate to securities repurchase and borrowing activities. Total assets pledged were $44.6 billion at the end of the third quarter 2002, compared to $42.9 billion at October 31, 2001.
Balance sheet
As at July 31, 2002, total assets were $300 billion, up $29 billion and $3 billion, respectively, from last year and April 30, 2002. Compared to last year, the retail loan portfolio grew due to the success of the Bank’s Canadian ScotiaLine VISA and mortgage products, with market share gains in both areas. As well, there was continuing growth in Scotiabank Inverlat’s personal loan portfolio and in the Caribbean. The remaining increase in assets over last year arose from higher market values for trading derivatives, reflecting interest rate fluctuations; an increase in trading securities; additional deposits with banks; as well as the impact of changes in foreign exchange rates.
     The year-over-year increase in liabilities principally resulted from growth in business and government deposits of $15 billion in several geographic areas, along with a $1 billion increase in Canadian personal deposits from the Bank’s recently introduced online high-interest account. As well, offsetting the higher trading derivative assets noted above, there was a corresponding increase in the market value of trading derivative liabilities.
     In the quarter, there was a significant decline in the market values for emerging market debt and global equities. This resulted in a shortfall of $126 million in the market value compared to the book value of the Bank’s investment securities portfolio as at July 31, 2002, versus a surplus of $565 million as at the end of last quarter.

Capital
The Bank’s Tier 1 capital ratio of 9.8% continues to be the strongest of the major Canadian banks. Total shareholders’ equity grew by $131 million in the quarter to $14.9 billion. This was primarily due to the sizeable ongoing growth in retained earnings of $329 million, which was partially offset by the redemption of $200 million of preferred shares.
     The Bank’s total capital ratio was 12.5% as at July 31, 2002, compared to 12.7% last year and 13.4% in the previous quarter following the redemption of $1,071 million in debentures this quarter.
In the quarter, under a normal course issuer bid which began January 21, 2002, the Bank repurchased 2.0 million common shares at an average price of $50.75. Since inception of this bid, the Bank has repurchased 3.3 million shares at an average price of $49.90.

4     Scotiabank Third Quarter Report 2002

Disclosure and corporate governance
Over the past few quarters, several accounting scandals in the U.S. have resulted in a tremendous amount of attention being directed towards the integrity of financial statements and disclosure. Scotiabank has always maintained the highest standards in the area of accounting integrity accompanied by complete, consistent and transparent disclosure based on Canadian generally accepted accounting principles. Financial statement certification standards have been introduced recently in the U.S. The Bank has processes and internal controls that enable it to comply with these rules.
     There has also been a great deal of public discussion on accounting for stock options. Scotiabank will commence expensing the cost of new stock options beginning in fiscal 2003. If Scotiabank had adopted this change at the start of fiscal 2002, earnings per share for this quarter would have been reduced by less than $0.01, and by only $0.02 for the nine months ended July 31, 2002. We encourage accounting standard setters to move quickly to establish uniform measurement and reporting standards to ensure investors receive comparable information.

Dividend
The Board of Directors, at its meeting on August 27, 2002, approved a quarterly dividend of 37 cents per common share, payable on October 29, 2002, to shareholders of record as of October 1, 2002.
Outlook
Global economic growth expanded at a slower pace during the quarter, with gains in Canada remaining at the high end among G7 countries. Industrial activity was mixed, with improving performances in North America and Asia Pacific offset by softening trends in Europe and South America. We have also seen increased uncertainty surrounding the turbulence in financial markets around the world.
     However, the underlying economic momentum in most of the Bank’s major markets remains positive. We should see a gradual improvement in industrial activity and global trade heading into 2003.
     The strength of the Bank’s diversified businesses and our tremendous team of people around the world, combined with the positive signs of the global economy starting to develop some forward momentum, give us confidence that we will continue to produce solid results. Despite the challenges in the U.S. and excluding the impact of the charges related to Argentina in the first quarter, we continue to expect to achieve our main performance targets for the year.

Peter C. Godsoe
Chairman of the Board and
Chief Executive Officer

Scotiabank Third Quarter Report 2002     5

Business Line Highlights

Domestic Banking
Domestic Banking, which includes Wealth Management, generated net income of $262 million in the third quarter, up a substantial $50 million or 24% from last year. This business line accounted for 46% of the Bank’s total net income. Earnings rose 3% quarter over quarter.
     Net interest income increased $81 million from last year, mainly the result of strong asset growth, led by residential mortgages and revolving credit. Net interest income rose $33 million quarter over quarter, reflecting asset growth and the benefit of three extra days in the third quarter.
     Other income was marginally below last year and last quarter, largely because of lower retail brokerage fees following a market-led decline in customer trading activity.
     Credit quality remained strong in retail lending and stable in the commercial portfolio. Operating expenses remained well controlled with modest growth of 3% over the same quarter last year. The growth of 3% over the past quarter largely arose from three additional days in the quarter.
     Other highlights for the quarter were:
•   Customers were offered up to 1% cash back on purchases made with their Scotiabank Classic VISA card, beginning August 1. Earlier this year, the Bank launched the No-Fee Value VISA, the only no-fee, low-rate credit card in Canada, as part of its commitment to provide customers with the best value in financial services.
•   Scotiabank approved 60% more financing to small business owners this quarter compared to the same period last year, under a loan incentive program launched in May. The program features the first-ever, cash-back offer – 1% of funds borrowed – on small business term loans up to $250,000, as well as a 1% reduction in rates on operating loans and ScotiaLine VISA for business accounts.
•   Recognizing the importance of small business to the economy, Scotiabank sponsored eight seminars reaching more than 1,000 small business owners in communities across Canada, providing information and a forum to discuss issues and suggestions on how we can better serve this customer segment.
•   Two projects are under way in commercial branches and centres across Canada to help streamline workload and administration, and further automate financial and regulatory reporting. The goal is to redirect administrative tasks handled by our frontline staff to create additional sales capacity.

•   During the quarter, we successfully completed the integration of Charles Schwab Canada and the rebranding of our self-managed brokerage to ScotiaMcLeod Direct Investing. These initiatives support the Wealth Management strategy of building one brokerage business with a full range of offerings, seamlessly integrated with other Scotiabank financial services.
•   We made several key enhancements to the ScotiaMcLeod Direct Investing online service. New research feeds and analysis, interactive charting, e-mail alert upgrades, and dedicated Asian research services in Chinese, now provide our self-reliant clients with even more tools to manage their accounts.
•   Our Montreal and Toronto mutual fund call centres significantly improved their customer service ratings, underscoring the success of deploying mutual fund specialists in these centres. Dalbar, an external rating company for the mutual funds industry, ranked these centres in the top third among 18 organizations in overall customer service.
•   Scotiabank’s enhanced capabilities in customer analytics were recently recognized with the 2002 Best Practice Award in Data Mining by the Data Warehousing Institute. These capabilities allow us to more effectively focus our customer marketing efforts to upsell and cross-sell additional products and services. We have also expanded the channels through which we proactively contact customers to include a personalized Scotia OnLine web page and selected ABMs.

Scotia Capital
Scotia Capital earned $56 million this quarter, as solid earnings from Global Trading were overshadowed by higher credit losses in U.S. corporate lending.
     Total revenue fell over the same quarter last year resulting from lower asset levels in corporate lending, a rise in impaired loans and a decline in revenues from securities trading. However, while weaker markets limited opportunities for growth this quarter, revenues from capital markets, foreign exchange trading and underwriting were among the best in recent quarters.
     Loan loss provisions increased by $200 million from the same quarter last year, and were $83 million higher than the previous quarter, as credit conditions remained difficult in the U.S.
Total expenses decreased 9% from last year and 14% from the previous quarter, due mainly to lower performance-related compensation.

6     Scotiabank Third Quarter Report 2002

     Other highlights for the quarter were:
•   David Wilson was appointed Vice-Chairman of Scotiabank and Chairman and CEO of Scotia Capital on May 30, with responsibility for the group’s extensive corporate and investment banking activities worldwide. At the same time, Barry Luter was appointed Senior Executive Vice-President of Scotiabank and head of Scotia Capital’s U.S. and European operations.
•   In the recent Brendan Wood International 2002 Equity Research, Sales and Trading Performance in Canada report, Scotia Capital’s equity research team tied for the #1 ranking for quality of research and level of contact with institutional investors, and was ranked #1 in sector knowledge. The team received the #2 overall equity research ranking, with 16 All Star Analysts.
•   We continue to win lead roles in the growing income trust market:
–   Scotia Capital acted as co-lead manager for the $414 million IPO of fund units for SFK Pulp Fund.
–   Scotia Capital acted as co-lead manager for the $211 million IPO of trust units for Clearwater Seafoods Income Fund.

International Banking
International Banking earned $212 million this quarter, up a substantial 42% from last quarter and 60% above last year, with all regions contributing to the year-over-year growth.
     Latin American operations provided the largest contribution to divisional results, with earnings more than double last year’s level. Scotiabank’s share of Inverlat’s reported earnings, at $25 million in the third quarter, compared to $21 million last year. Also contributing to the results were higher earnings from Brady bonds and Scotiabank Sud Americano in Chile, partly offset by lower earnings from Argentina. (Subsequent to the end of the quarter, Scotiabank Quilmes in Argentina ceased operations. Refer to Note 5 on page 16.)
     The upward trend in earnings from the Caribbean region continued this quarter. An increase in assets of 11% and declines in both credit losses and operating expenses resulted in a 29% increase in earnings year over year. Net income in Asia was also up substantially, due to asset growth of 10% and lower non-interest expenses.
     Other highlights for the quarter were:
•   We opened a private banking unit in Kingston, Jamaica, to focus on the Bank’s highest-value customers, providing exceptional customer service, a unique package of services and expanded wealth management products.

•   In Barbados, the Bank led a BBD120 million loan syndication to assist the Barbados Mutual Life Assurance Society with its takeover of Life of Barbados Ltd.
•   We continue to streamline our Caribbean operations to improve efficiency, consolidating data centres in the Dominican Republic (DR) and Puerto Rico. The Puerto Rico centre now services the DR and U.S. Virgin Islands.
•   To encourage use of our electronic delivery channels, we launched the Navega y Gana (browse and win) campaign at Scotiabank Inverlat in Mexico. Customers can win prizes based on the number of transactions they conduct using our robust InverWeb banking portal.
•   In Chile, Scotiabank Sud Americano increased its focus on small business, the largest business segment in the country, introducing new credit scoring models and processes that will improve customer response time and enhance operating efficiencies.
•   The Thai-Canadian Chamber of Commerce presented Scotiabank with its Outstanding Support Award at its annual Business Excellence Awards function, held recently in Bangkok.

Other
Other segments reported a net income of $34 million this quarter, reflecting continuing solid results from Group Treasury despite challenging market conditions. On a comparative basis, last year’s income of $12 million included a $97 million tax settlement, while $75 million was added to the general provision.

 Other Initiatives

Electronic commerce
We continue to enhance our Scotia Online banking and brokerage service. Brokerage enhancements included access to eight new research reports from First Call, and access to Morningstar’s mutual fund database, with analysis and reports including interactive fund comparisons and rankings. As well, a new interactive stock charting feature allows the user to create graphs, compare stocks and conduct technical analysis, while Sounding Board, an educational asset allocation feature, gives users a personalized review of their self-directed brokerage portfolio.
Scotiabank joined CertaPay and three other Canadian banks to launch the world’s first real-time, person-to-person (P2P) e-mail money transfer service on June 26. Some five million Canadians who bank online can now securely e-mail money to the 15 million Canadians who

Scotiabank Third Quarter Report 2002     7

have both an e-mail address and a Canadian bank account. Scotiabank was the first of the major banks to introduce P2P e-mail money transfers in a pilot in April, 2002.
     Scotiabank is managing an innovative pilot service that allows customers to order and pay for their favourite McDonald’s food and beverages in advance, using the phone or the Internet. Customers open a secure McQuick account, then use a credit card to automatically deposit money into it. The amount of the purchase is deducted from the account when an order is placed. In addition to managing the pilot, the Bank is providing credit card transaction processing.

Employees
Scotiabank works hard to provide a competitive employment package designed to meet the needs of current and prospective employees. One of the most highly valued elements of our package is the Employee Share Ownership Program, available in Canada, the U.S. and the U.K., which was recently expanded in the Caribbean to include five countries. We have achieved an outstanding 75% participation rate in the Caribbean and expect to build on this success by further extending the program in 2003.
     We continue to develop the range of HR services available to employees online. The most recent addition is My Learning Centre, a web-based training management tool that makes course offerings directly available to Canadian branch employees. By integrating a variety of learning resources that were previously housed in different locations, the system enables employees to actively and efficiently manage their career development.

Community involvement
•   Branches and offices across Canada are strong supporters of their community hospitals, and children’s hospitals in particular. For example, more than 1,000 Scotiabankers from 80 locations across southwestern Ontario, raised a record $215,000 for the Hamilton Children’s Hospital through their 10th annual Smiles campaign, in conjunction with the hospital’s Mother’s Day telethon.
•   Scotiabank once again sponsored the World Conference on Breast Cancer, held in Victoria in June. More than 800 survivors, physicians, scientists and health care advocates from more than 60 countries attended – including more than 60 breast cancer survivors whose expenses were subsidized by a Pink Ribbon fund-raising campaign conducted by employees in Scotiabank branches across Canada.

•   Scotiabankers across Canada raised hundreds of thousands of dollars for the Canadian Cancer Society by participating in Relay for Life events in their local communities. In Edmonton, for example, more than 400 employees participated, and raised more than $80,000.
•   Scotiabank donated $50,000 in June to the Fondacion Maria Ayuda to assist victims of the recent flooding in Chile. Many of the employees and customers of the Bank’s Chilean subsidiary, Scotiabank Sud Americano, were affected by the floods.
•   Scotiabank contributed $500,000 to the Canadian National Institute for the Blind’s “That all may read...” national campaign, which hopes to raise $33 million to digitize the CNIB’s library of alternate format materials.
•   Scotiabank ranked in the top ten on a list of Canada’s Best 50 Corporate Citizens compiled by Corporate Knights, a new business magazine and web site focused on corporate ethics, using research data on everything from community development to employee relations and diversity, to share price performance.
•   During the quarter, Scotiabank announced the formation of Micro Enterprise Financing, a joint venture with the Canadian International Development Agency and the Kingston Restoration Company, to provide community-based micro financing to entrepreneurs in inner-city communities in Kingston, Jamaica.

Milestones
Scotiabank’s common shares began trading on the New York Stock Exchange on June 7, 2002, under the ticker symbol “BNS”. Chairman Peter Godsoe marked the occasion by ringing the opening bell to initiate the day’s trading. The listing marks the next step in the Bank’s continued growth and evolution as a global financial services institution, and Canada’s most international bank.

8     Scotiabank Third Quarter Report 2002

Business Line Results

Domestic Banking

	For the three months ended			For the nine months ended

(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Tax-equivalent basis)	2002	2002	2001	2002	2001

Net interest income	$861	$828	$780	$2,546	$2,299
Provision for credit losses	(69)	(72)	(87)	(211)	(224)
Other income	378	381	383	1,150	1,151
Non-interest expenses	(759)	(737)	(735)	(2,242)	(2,188)
Provision for income taxes	(149)	(146)	(129)	(448)	(370)

Net income	$262	$254	$212	$795	$668

Average assets ($ billions)	$94	$92	$90	$92	$90

Return on equity	28.7%	30.3%	24.6%	30.6%	26.2%

Scotia Capital

	For the three months ended			For the nine months ended

(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Tax-equivalent basis)	2002	2002	2001	2002	2001

Net interest income	$388	$430	$415	$1,255	$1,158
Provision for credit losses	(352)	(269)	(152)	(881)	(597)
Other income	285	304	314	912	936
Non-interest expenses	(236)	(275)	(259)	(774)	(721)
Provision for income taxes	(29)	(70)	(120)	(190)	(266)

Net income	$56	$120	$198	$322	$510

Average assets ($ billions)	$124	$124	$113	$123	$114

Return on equity	3.2%	9.1%	14.2%	7.6%	12.5%

International Banking

	For the three months ended			For the nine months ended

(Unaudited) ($ millions)	July 31	April 30	July 31	July 31		July 31
(Tax-equivalent basis)	2002	2002	2001	2002		2001

Net interest income	$521	$553	$550	$1,668		$1,455
Provision for credit losses	16	(14)	(21)	(523)		(114)
Other income	245	190	187	528		513
Non-interest expenses	(428)	(489)	(489)	(1,427)		(1,199)
Provision for income taxes	(105)	(57)	(63)	(145)		(187)
Non-controlling interest in net income of subsidiaries	(37)	(33)	(32)	(104)		(72)

Net income	$212	$150	$132	$(3	)(1)	$396

Average assets ($ billions)	$56	$60	$51	$59		$45

Return on equity	25.1%	18.9%	18.5%	(1.1)	%(1)	20.1%

(1)	Excluding charges of $540 (after tax) related to Argentina in Q1, 2002, earnings for the nine months ended July 31, 2002 were $537 and return on equity for the nine months ended July 31, 2002, was 21.4%.

Scotiabank Third Quarter Report 2002     9

Other(1)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2002	2002	2001	2002	2001

Net interest income(2)	$(108)	$(166)	$(118)	$(428)	$(381)
Provision for credit losses	5	5	(65)	15	(140)
Other income	88	183	170	333	482
Non-interest expenses	28	(4)	(35)	31	(64)
Provision for income taxes(2)	43	65	69	189	159
Non-controlling interest in net income of subsidiaries	(22)	(9)	(9)	(40)	(27)

Net income	$34	$74	$12	$100	$29

Average assets ($ billions)	$21	$24	$21	$23	$20

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2002 ($71), April 30, 2002 ($67) and July 31, 2001 ($57), and for the nine months ended July 31, 2002 ($200) and July 31, 2001 ($160).

Total

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2002	2002	2001	2002	2001

Net interest income	$1,662	$1,645	$1,627	$5,041	$4,531
Provision for credit losses	(400)	(350)	(325)	(1,600)	(1,075)
Other income	996	1,058	1,054	2,923	3,082
Non-interest expenses	(1,395)	(1,505)	(1,518)	(4,412)	(4,172)
Provision for income taxes	(240)	(208)	(243)	(594)	(664)
Non-controlling interest in net income of subsidiaries	(59)	(42)	(41)	(144)	(99)

Net income	$564	$598	$554	$1,214	$1,603

Average assets ($ billions)	$295	$300	$275	$297	$269

Return on equity	16.2%	18.3%	17.3%	11.7%	17.4%

Geographic Highlights

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(Unaudited)	2002	2002	2001	2002	2001

Net income ($ millions)
Canada	$359	$424	$366	$1,218	$1,091
United States	(23)	(24)	39	(100)	123
Other international	244	200	180	150	531
Corporate adjustments	(16)	(2)	(31)	(54)	(142)

	$564	$598	$554	$1,214	$1,603

Average assets ($ billions)
Canada	$165	$162	$152	$163	$151
United States	44	47	44	45	44
Other international	81	85	74	83	69
Corporate adjustments	5	6	5	6	5

	$295	$300	$275	$297	$269

10     Scotiabank Third Quarter Report 2002

Interim Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2002	2002	2001	2002	2001

Interest income
Loans	$2,529	$2,505	$3,225	$7,799	$9,955
Securities	819	739	910	2,353	2,297
Deposits with banks	135	139	197	436	695

	3,483	3,383	4,332	10,588	12,947

Interest expense
Deposits	1,364	1,284	1,981	4,178	6,426
Subordinated debentures	44	49	71	145	237
Other	413	405	653	1,224	1,753

	1,821	1,738	2,705	5,547	8,416

Net interest income	1,662	1,645	1,627	5,041	4,531
Provision for credit losses	400	350	325	1,600	1,075

Net interest income after provision for credit losses	1,262	1,295	1,302	3,441	3,456

Other income
Deposit, payment and card services	209	199	201	623	555
Investment, brokerage and trust services	164	172	157	496	481
Credit fees	173	163	153	502	476
Investment banking	239	263	300	792	830
Net gain on investment securities	105	102	7	195	189
Securitization revenues	35	25	49	97	180
Other	71	134	187	218	371

	996	1,058	1,054	2,923	3,082

Net interest and other income	2,258	2,353	2,356	6,364	6,538

Non-interest expenses
Salaries and staff benefits	814	880	884	2,568	2,388
Premises and technology	282	298	303	875	854
Communications and marketing	120	126	128	365	359
Other	179	201	203	604	571

	1,395	1,505	1,518	4,412	4,172

Income before the undernoted	863	848	838	1,952	2,366
Provision for income taxes	240	208	243	594	664
Non-controlling interest in net income of subsidiaries	59	42	41	144	99

Net income	$564	$598	$554	$1,214	$1,603

Preferred dividends paid	$27	$27	$27	$81	$81

Net income available to common shareholders	$537	$571	$527	$1,133	$1,522

Average number of common shares outstanding (thousands)
Basic	504,755	504,338	501,156	504,468	499,801
Diluted	513,533	513,342	509,383	513,365	508,028

Net income per common share (in dollars)
Basic	$1.07	$1.13	$1.05	$2.25	$3.04
Diluted	$1.05	$1.11	$1.04	$2.21	$3.00

Scotiabank Third Quarter Report 2002     11

Consolidated Balance Sheet

	As at

	July 31	April 30	October 31	July 31
(Unaudited) ($ millions)	2002	2002	2001	2001

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$1,396	$1,393	$1,535	$1,478
Interest-bearing deposits with banks	18,035	17,352	16,897	13,261
Precious metals	1,764	2,106	1,728	1,374

	21,195	20,851	20,160	16,113

Securities
Investment	22,692	25,484	25,450	24,600
Trading	34,098	35,741	27,834	27,966

	56,790	61,225	53,284	52,566

Loans
Residential mortgages	56,231	54,995	52,592	51,848
Personal and credit cards	22,445	21,187	20,116	18,936
Business and governments	79,841	80,854	79,460	77,346
Assets purchased under resale agreements	31,935	30,481	27,500	29,019

	190,452	187,517	179,668	177,149
Allowance for credit losses	3,877	4,427	4,236	4,049

	186,575	183,090	175,432	173,100

Other
Customers’ liability under acceptances	8,135	8,317	9,301	8,865
Land, buildings and equipment, net	2,141	2,158	2,325	2,315
Trading derivatives’ market valuation	16,997	12,553	15,886	10,097
Goodwill	349	360	400	328
Other intangibles	313	320	334	323
Other assets	7,262	8,263	7,303	7,471

	35,197	31,971	35,549	29,399

	$299,757	$297,137	$284,425	$271,178

Liabilities and Shareholders’ Equity
Deposits
Personal	$75,765	$76,146	$75,573	$74,572
Business and governments	93,507	93,440	80,810	78,042
Banks	28,236	25,764	29,812	25,860

	197,508	195,350	186,195	178,474

Other
Acceptances	8,135	8,317	9,301	8,865
Obligations related to assets sold under repurchase agreements	32,767	34,324	30,627	31,251
Obligations related to securities sold short	9,768	8,615	6,442	8,162
Trading derivatives’ market valuation	15,930	12,547	15,453	9,825
Other liabilities	14,931	16,346	15,369	14,203
Non-controlling interest in subsidiaries	1,888	1,865	1,086	1,053

	83,419	82,014	78,278	73,359

Subordinated debentures	3,896	4,970	5,344	5,276

Shareholders’ Equity
Preferred shares	1,575	1,775	1,775	1,775
Common shares	2,993	2,991	2,920	2,878
Retained earnings	10,366	10,037	9,913	9,416

	14,934	14,803	14,608	14,069

	$299,757	$297,137	$284,425	$271,178

12     Scotiabank Third Quarter Report 2002

Consolidated Statement of Changes in Shareholders’ Equity

	For the nine months ended

	July 31		July 31
(Unaudited) ($ millions)	2002		2001

Preferred shares
Bank:
Balance at beginning of period	$1,525		$1,525
Redeemed	(200)		—

	1,325		1,525
Scotia Mortgage Investment Corporation	250		250

Balance at end of period	1,575		1,775

Common shares
Balance at beginning of period	2,920		2,765
Issued	92		113
Repurchased for cancellation	(19)		—

Balance at end of period	2,993		2,878

Retained earnings
Balance at beginning of period	9,913		8,435
Cumulative effect of adoption of new accounting standards	(76	)(1)	(39)

	9,837		8,396
Net income	1,214		1,603
Dividends: Preferred	(81)		(81)
Common	(545)		(450)
Net unrealized foreign exchange gains and losses, and other	95		(52)
Premium on redemption and repurchase of shares	(154)		—

Balance at end of period	10,366		9,416

Shareholders’ equity at end of period	$14,934		$14,069

(1)	Refer to Note 1, page 15.

Scotiabank Third Quarter Report 2002     13

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the nine months ended

Sources and (uses) of cash flows	July 31	July 31	July 31	July 31
(Unaudited) ($ millions)	2002	2001	2002	2001

Cash flows from operating activities
Net income	$564	$554	$1,214	$1,603
Adjustments to net income to determine net cash flows	459	381	1,682	1,278
Trading securities	1,479	(303)	(6,608)	(3,130)
Trading derivatives’ market valuation, net	(1,053)	(148)	(634)	(751)
Other, net	1,346	16	(257)	(1,112)

	2,795	500	(4,603)	(2,112)

Cash flows from financing activities
Deposits	1,052	(2,292)	12,922	(3,518)
Obligations related to assets sold under repurchase agreements	(1,329)	(2,303)	2,867	355
Obligations related to securities sold short	1,126	2,369	3,314	3,868
Subordinated debenture redemptions/repayments	(1,071)	(43)	(1,421)	(107)
Capital stock issued	14	38	92	78
Capital stock redeemed/repurchased for cancellation	(310)	—	(373)	—
Cash dividends paid	(213)	(172)	(626)	(497)
Other, net(1)	(888)	281	149	(679)

	(1,619)	(2,122)	16,924	(500)

Cash flows from investing activities
Interest-bearing deposits with banks	(274)	3,515	(1,092)	4,859
Investment securities	2,777	(2,602)	3,226	(4,555)
Loans, excluding securitizations	(4,257)	612	(16,189)	1,519
Loan securitizations	858	395	1,363	1,668
Land, buildings and equipment, net of disposals	(40)	18	26	(110)
Other, net(2)	—	—	(46)	(29)

	(936)	1,938	(12,712)	3,352

Effect of exchange rate changes on cash and cash equivalents	(4)	(6)	(79)	4

Net change in cash and cash equivalents	236	310	(470)	744
Cash and cash equivalents, beginning of period	255	1,168	961	734

Cash and cash equivalents, end of period	$491	$1,478	$491	$1,478

Represented by:
Cash and non-interest-bearing deposits with banks	$1,396	$1,478
Cheques and other items in transit, net liability	(905)	—

Cash and cash equivalents at end of period	$491	$1,478

Cash disbursements for:
Interest	$2,026	$2,926	$6,155	$8,824
Income taxes	147	156	617	673

(1)	For the nine months ended July 31, 2002, includes $750 from the issuance of Scotia BaTS II, refer to Note 3, page 15.
(2)	For the nine months ended July 31, 2002, includes: investment in subsidiaries of $61 (July 31, 2001 — $112), less cash and cash equivalents at the date of acquisition of $15 (July 31, 2001 — $83).

14     Scotiabank Third Quarter Report 2002

Notes to the Interim Consolidated Financial Statements (Unaudited):

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001, as set out in the 2001 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1.	Impairment arising subsequent to the transitional impairment tests, as at November 1, 2001, will be recognized in income.

The Bank has determined that none of its intangible assets other than goodwill have indefinite lives and, accordingly, continues to amortize intangible assets other than goodwill over their estimated useful lives.

Amortization of goodwill for the three months ended July 31, 2001, was $5 million. Had goodwill not been amortized, the basic and diluted earnings per share would have increased by $0.01 and net income would have been $559 million. For the nine months ended July 31, 2001, amortization of goodwill was $15 million. Basic and diluted earnings per share would have increased by $0.03 had goodwill not been amortized and accordingly, net income would have been $1,618 million.

1.	Goodwill and other intangibles

Effective November 1, 2001, the Bank adopted the new accounting standard for goodwill and other intangible assets as established by The Canadian Institute of Chartered Accountants (CICA) without restatement of prior periods.

Goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.	2.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital. Results for these operating segments are presented on pages 9 and 10.

Intangible assets, other than goodwill, which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amounts.	3.	Significant capital transactions

In the first quarter, the Bank announced its intention to conduct a normal course issuer bid to purchase up to 10.0 million Bank of Nova Scotia common shares. This represents approximately two per cent of the Bank’s outstanding shares. The bid will terminate on the earlier of January 20, 2003, or the date the Bank completes its purchases. During this quarter, the Bank repurchased 2.0 million common shares at an average price of $50.75. For the nine months ended July 31, 2002, 3.3 million common shares were repurchased at an average price of $49.90.

During the first quarter, the Bank completed its transitional goodwill impairment test relating to Scotiabank Quilmes and determined that unamortized goodwill of $76 million as at November 1, 2001, was impaired under the new fair value based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill.
During the third quarter, the Bank redeemed the $300 million 6.25% debentures due June 12, 2007 and the US $500 million 6.5% debentures due July 15, 2007.

In the first quarter, the Bank redeemed the $350 million 6.0% debentures due December 4, 2006.
In the second quarter, the Bank completed the transitional goodwill impairment tests for its other reporting units and determined that there were no further goodwill impairments.

Scotiabank Third Quarter Report 2002     15

On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued $750 million of Scotiabank Trust Securities — Series 2002-1 (“Scotia BaTS II”) which are included in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.	Hedging

			The CICA has issued an accounting guideline for hedging relationships that will become effective for fiscal year 2003. This guideline establishes certain requirements for the application of hedge accounting. Subsequent to November 1, 2002, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in net income. The impact of implementing this guideline on the Bank is not yet determinable.

	On July 29, 2002, the Bank redeemed $200 million Series 7 Non-cumulative Preferred Shares. These shares were redeemed at a price of $26 per share which included a premium of $1 per share.

4.	Future accounting changes	5.	Argentina

	Consolidation of special-purpose entities		Scotiabank’s Argentine subsidiary, Scotiabank Quilmes (SBQ), is in the process of finalizing agreements with the Argentine financial authorities and other private sector institutions. As at July 31, 2002, SBQ’s assets were approximately $1.5 billion. Deposits awaiting conversion to government bonds in accordance with the Boden plan will be transferred to the government along with an equivalent amount of sovereign loans. The remaining assets and liabilities will be either assumed by local financial institutions or placed in an Argentine liquidating trust.
	The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have issued substantially harmonized exposure drafts addressing the consolidation of certain special-purpose entities (SPEs). The exposure drafts require SPEs to be consolidated by the primary beneficiary. The impact of this accounting guidance on the Bank has not yet been determined as the exposure drafts are still under development.

Stock-based compensation	SBQ has ceased operations and this transaction will effectively terminate Scotiabank’s interest in SBQ. The majority of SBQ’s employees and all of its branches will be transferred to the local financial institutions. This transaction is scheduled to be completed in early September 2002 and is expected to have minimal net financial impact on Scotiabank.

			Further information on the Bank’s exposure to Argentina is set out on page 17.
	The CICA has issued a new accounting standard requiring the use of a fair-value-based method for certain stock-based compensation arrangements. The Bank will commence expensing options on a prospective basis, with the adoption of the new standard, beginning fiscal 2003.

16     Scotiabank Third Quarter Report 2002

Argentina

Cross-border exposures

The cross-border exposures to Argentina as at July 31, 2002, are as follows:

(Unaudited) ($ millions)

Balances before provisions(1)
Brady bonds	$119
Trade/Interbank	113
Corporate/Other	471
Scotiabank Quilmes — carrying value(2)	70

	773	(3)
Total provisions(1)(2)(4)	448

Net cross-border exposure(5)	$325

(1)	The balances as at July 31, 2002, reflect the effect of the pesofication and other write-downs in Q1, 2002 (pesofication refers to the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).
(2)	Both the carrying value of Scotiabank Quilmes and the total provisions were further reduced by the 26% devaluation of the Argentine peso in Q3, 2002.
(3)	Includes intercompany exposures of $318.
(4)	Includes $102 from the devaluation of the Argentine peso, which was credited to retained earnings ($24 in Q3, 2002 and $78 in Q2, 2002).
(5)	The net cross-border exposure as at April 30, 2002 was $319.

Net impaired loans

Argentine net impaired loans fell quarter over quarter primarily due to the 26% devaluation of the Argentine peso, as detailed below:

	As at

	July 31	April 30
(Unaudited) ($ millions)	2002	2002

Gross impaired loans	$656	$777
Allowance for credit losses	388	445

Net impaired loans	$268	$332

Summary of charges

Information on the charges recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border risk assets are provided in the following table:

	For the three		For the
	months ended		year ended
	January 31		October 31
(Unaudited) ($ millions)	2002		2001	Total

Provision for credit losses	$500	(1)	$50	$550
Other income:
Loss on securities	20		40	60
Other	87	(2)	10	97

	607		100	707
Provision for income taxes	(67)		(38)	(105)

Total	$540		$62	$602

(1)	Includes $313 for Scotiabank Quilmes and $187 related to the Bank’s cross-border loans.
(2)	This charge occurred from pesofication.

Scotiabank’s results for Q1, 2002 included charges of $540 million (after tax) to take into account the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank’s exposures related to Argentina. Management believes that analysis of the Bank’s performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year and quarter-over-quarter results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.

Scotiabank Third Quarter Report 2002     17

Share Capital		Shareholder & Investor Information
(thousands of shares)	July 31, 2002

Preferred shares outstanding:		Direct deposit service
Series 6 Series 8 Series 9 Series 11 Series 12	12,000 9,000 10,000 9,993 12,000	Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Class A preferred shares issued by Scotia Mortgage Investment Corporation
Series 2000-1 trust securities issued by BNS Capital Trust
Series 2002-1 trust securities issued by Scotiabank Capital Trust
Common shares outstanding
Outstanding options granted under the Stock Option Plan to purchase common shares
250 500(1) 750(1) 503,790 27,486	Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully-registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
(1) Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.
Dividend dates for 2002
Further details are available in Notes 12 and 13 of the October 31, 2001, consolidated financial statements presented in the 2001 Annual Report and Note 3 on page 15 of this Report.		Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.
		Record Date Jan. 2 April 2 July 2 Oct. 1	Payment Date Jan. 29 April 26 July 29 Oct. 29

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Web site For information relating to Scotiabank and its services, visit us at our web site: www.scotiabank.com

Web broadcast
A live audio webcast of the Bank’s analyst conference call will begin at 3:30 p.m. EDT on August 27, 2002. As well, media and retail investors will be able to join the conference call by telephone on a listen-only basis by dialing 1-888-571-5411 between 5 and 15 minutes in advance.
     A replay of the conference call will be available from August 27 to September 10 by calling (416) 640-1917 and entering the identification code 203400#.
The webcast will include both audio and slide presentations by Bank executives, and a subsequent question and answer period. For downloading instructions, please click

18    Scotiabank Third Quarter Report 2002

on the Investor Relations area of the Scotiabank web site at www.scotiabank.com. An archived audio webcast will be available on the Investor Relations page for three months.	For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

General information	Telephone: (416) 866-3925 Fax: (416) 866-4988 E-mail: corpaff@scotiabank.com
Information on your shareholdings and dividends may be obtained by writing to the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-663-9097
Fax: (416) 981-9507
E-mail: caregistryinfo@computershare.com
The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank Scotia Plaza 44 King Street West, Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-5982 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com

Annual Meeting date change The Annual Meeting has been rescheduled. It will now be held on Tuesday, March 25, 2003, in Halifax, N.S. at 10:00 a.m. (Atlantic time).

Scotiabank Third Quarter Report 2002     19

™ Trademark of The Bank of Nova Scotia.